Magic Software to Present at the Rodman & Renshaw 2011 Annual Global Investment Conference on September 13, 2011

Or-Yehuda, Israel, September 1, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, today announced that Mr. Guy Bernstein, CEO of Magic Software, is scheduled to present the company to investors at the Rodman & Renshaw 2011 Annual Global Investment Conference on September 13 from 12:05 to 12:45 PM at the Waldorf Astoria Hotel in New York.

The conference will include a series of one-on-one meetings with institutional investors. Investors interested in scheduling a meeting with Mr. Bernstein should contact their Rodman & Renshaw representative directly. For additional information, contact ir@magicsoftware.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About the Rodman & Renshaw 2011 Annual Global Investment Conference

Rodman & Renshaw, LLC will host its 2011 Annual Global Investment Conference in New York from September 11 to 13, 2011 at the Waldorf Astoria Hotel. The conference will feature corporate presentations from companies in tracks devoted to Healthcare, China, Metals & Mining, Energy, Technology, Cleantech, Financial Services, Israel, and Growth/Special Situations.

For more information, visit www.rodmanandrenshaw.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.
Magic is the trademark of Magic Software Enterprises Ltd.

Press contact:

Tania Amar

Magic Software Enterprises

Tel: +972 (0)3 538 9300

Email: tania@magicsoftware.com